[redacted]

SECURIT 10026708 ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

OMB APPROVAL
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10
3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody — 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

3/14

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

Assets		
Cash and cash equivalents	$	196,299,820
Cash segregated for regulatory purposes		372,933,658
Securities borrowed		4,448,203,470
Securities purchased under agreements to resell		101,754,522
Trading assets, at fair value:		
Financial instruments owned		2,809,324,696
Financial instruments owned and pledged as collateral		1,802,780,597
		4,612,105,293
Other receivables:		
Brokers, dealers and clearing organizations		926,842,973
Affiliates		6,684,348
Interest		5,235,551
		938,762,872
Other assets		41,814,382
Total assets	$	10,711,874,017
Liabilities and members' capital		
Liabilities:		
Trading liabilities - financial instruments sold but not yet purchased, at fair value	$	5,618,850,521
Securities loaned		1,874,800,215
Short-term borrowings		1,870,906
Other payables:		
Brokers, dealers and clearing organizations		801,164,105
Affiliates		467,965,093
Accounts payable, accrued expenses and other liabilities		22,129,072
Interest		6,169,271
		1,297,427,541
Liabilities subordinated to the claims of general creditors		150,000,000
Members' capital		1,768,924,834
Total liabilities and members' capital	$	10,711,874,017

See accompanying notes to the statement of financial condition.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 10).

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in conformity with the Accounting Standards Codification ("ASC"), which became effective as of July 1, 2009 and applies to all financial statements issued after September 15, 2009. The Codification replaced the previous four level Generally Accepted Accounting Principles ("GAAP") hierarchy of authoritative accounting and reporting guidance ("Levels A through D"), other than the rules and interpretive releases of the SEC, with two levels, "authoritative" and "non-authoritative". Authoritative guidance is comprised of literature issued by the FASB and its predecessor organizations, as presented in the Codification. The ASC is comprised of four (4) principal "Areas" - Presentation, Financial Statement Line Items, Broad Transactions and Industry Content. Non-authoritative guidance is comprised of all "non-grandfathered, non-SEC accounting literature" not included in the Codification.

The preparation of financial statements in conformity with ASC requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated fair value of financial instruments, estimated useful lives of property and equipment, compensation accruals and tax liabilities.

Fair Value

At December 31, 2009, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature (such as U.S. government treasury bills or spot foreign exchange) and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, certain corporate debt securities and over-the-counter ("OTC") currency options, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearinghouses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices. Currency forward contracts and OTC currency options are classified as Level 2 financial instruments because such instruments are not exchange-traded. Corporate debt securities that are not actively traded are also classified in Level 2.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes.

Cash and Securities — Segregated for Regulatory Purposes

As a result of activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Financial Instruments Owned and Sold But Not Yet Purchased

Stocks, government and corporate bonds, futures and options transactions are reported in the financial statements on a trade date basis. All financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the currency forward contract term. Unrealized mark-to-market gains and

losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of customers as well as net payables and receivables from unsettled trades.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the period-end exchange rate. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer software is amortized over three years, computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation* (formerly SFAS No. 123(R)), to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* (which incorporates formerly SFAS No. 109 and FIN No. 48), "Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

As of December 31, 2009, no adjustments were required to be made to existing income tax reserves and no new income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASU's") as the means to add to or delete from, or to amend the ASC. During the six months ended December 31, 2009, ASU 2009-05 through ASU 2009-17 and in February 2010 ASU 2010-09, were issued. Following is a summary of recently issued ASU's that may affect the Company's statement of financial condition:

	Affects	Status
ASU 2009-05	*Measuring Liabilities at Fair Value* – provides guidance on the measurement of the fair value of liabilities under ASC 820.	Effective for interim and annual periods beginning after August 28, 2009
ASU 2009-07	*Accounting for Various Topics* – Technical corrections to SEC references in the ASC.	Upon issuance
ASU 2009-08	*Earnings per Share* - amendment to ASC 260-10-S99 (SEC Update)	Upon issuance
ASU 2009-09	*Accounting for Investments – Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees* – amendments to ASC 323-10-S99 and ASC 505-50-S99 (SEC Update)	Upon issuance
ASU 2009-10	*Financial Services – Brokers and Dealers: Investments – Other* – amendment to ASC 940-325 (SEC Update)	Upon issuance
ASU 2009-12	*Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent)* – Amends ASC 820 to offer investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share.	Periods ending after December 15, 2009
ASU 2009-13 (formerly EITF Issue 08-1)	*Multiple Deliverable Revenue Arrangements* – Amends ASC 605-25	Fiscal years beginning on or after June 15, 2010, early adoption permitted
ASU 2009-14 (formerly EITF Issue 09-3)	*Certain Revenue Arrangements That Include Software Elements* – Amends ASC985-605 and 985-605-13 to exclude from their scope tangible products that contain software and non-software components that function together to deliver the products essential functionality.	Fiscal years beginning on or after June 15, 2010, early adoption permitted
ASU 2009-15	*Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing*	Periods beginning on or after December 15, 2009
ASU 2009-16	*Transfers and Servicing: Accounting or Transfers of Financial Assets – Amends ASC 860 – eliminates exceptions for qualifying special purpose entities and for certain mortgage securitizations.*	Periods beginning after November 15, 2009
ASU 2009-17	*Improvements to Financial Reporting by Enterprises Involved with Variable Interest Enterprises* – Amends ASC 810 for the issuance of SFAS No. 167	Periods beginning on or after December 15, 2009
ASU 2010-09	*Subsequent Events (Topic 855)* – Amendments to Certain Recognition and Disclosure Requirements	Effective on issuance

Adoption of those ASU's that became effective during 2009 and in 2010, prior to the issuance of the statement of financial condition, did not have a material effect on the Company's statement of financial condition. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASU's that will become effective in the future.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which SFAS is now a sub-topic within ASC 805, *Business Combinations*. ASC 805-10 replaced SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. ASC 805-10 was effective for an entity's fiscal year beginning after December 15, 2008, and early adoption was not permitted. The Company cannot anticipate whether ASC 805-10 will have a material effect on its statement of financial condition as such effect would be solely dependent on whether or when the Company enters into business combinations in the future and the terms of such transactions.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, which SFAS is now a sub-topic within ASC 815, *Derivatives and Hedging*. ASC 815-10 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of ASC 815-10 did not have a material effect on the Company's statement of financial condition.

In November 2008, the SEC issued its *Roadmap for the Potential Use of Financial Statements Prepared in Accordance with International Financial Reporting Standards by U.S. Issuers* ("IFRS Roadmap"). The IFRS Roadmap would require SEC registrants to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board in 2014. IFRS is increasingly being applied by financial statement preparers in countries outside the U.S. One of the stated purposes of the IFRS Roadmap is that adopting IFRS will provide a global set of high-quality accounting standards so that U.S. investors would have an enhanced ability to compare financial information of U.S. companies with that of non-U.S. Companies. In issuing the IFRS Roadmap, the SEC stated that, in 2011, it will determine whether to proceed with rulemaking to require the use of IFRS by U.S. registrants beginning in 2014. The comment period on the IFRS Roadmap ended in April 2009. Further definitive guidance from the SEC regarding the IFRS Roadmap is pending. Management is assessing the potential impact of adopting IFRS on the Company's statement of financial condition.

ASC 855, *Subsequent Events* (formerly SFAS No. 165), was issued in May 2009, effective for interim and annual periods ending after June 15, 2009 and extends disclosure requirements of subsequent events to include the date through which subsequent events have been evaluated for adjustment to or disclosure in financial statements and the basis for that date. The date to be used will represent either the date the financial statements were "issued" or the date such financial statements were "available to be issued". ASC 855 defines "issued" as the date when financial statements are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with the Codification and defines "available to be issued" as financial statements that are complete in a form and format that complies with the Codification and all approvals necessary for issuance have been obtained. As an SEC registered broker-dealer, the Company is required to evaluate subsequent events through the date its financial statements are issued. Adoption of ASC 855 did not have a material effect on the Company's statement of financial condition.

ASC 860, *Transfers and Servicing*, incorporates former SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB No. 140*, which was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. These pending provisions of ASC 860 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. The concept of a "qualifying special-purpose entity" ("SPE") is eliminated under these pending provisions of ASC 860, which also changes the requirements for derecognizing financial assets and requires additional disclosures. Management is assessing the potential impact of adopting these pending provisions of ASC 860 on the Company's statement of financial condition.

ASC 810, *Consolidations*, incorporates former SFAS No. 167, Amendments to FASB Interpretation No. 46(R). These pending provisions of ASC 810 revise former FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) and therefore should be consolidated. Consolidation of Variable Interest Entities ("VIE's") would be based on the target entity's purpose and design as well as the reporting entity's ability to direct the target's activities, among other criteria. SFAS No. 167 was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. Management is assessing the potential impact of adopting these pending provisions of ASC 810 on the Company's statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination

of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts may include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. The Company uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that affiliates, customers of affiliates or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to

purchase or sell financial instruments at unfavorable market prices to satisfy obligations to affiliates, customers of affiliates or counterparties.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2009, the Company did not have any concentrations of credit risk.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the financial statements for futures products, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Financial Instruments Owned and Sold, But Not Yet Purchased, at Fair Value

At December 31, 2009, financial instruments owned, including those pledged as collateral, and financial instruments sold, but not yet purchased consisted of the following, at fair value:

	Owned	Sold, But Not Yet Purchased
Stocks	$ 2,016,237,478	$ 3,355,619,940
Options	2,509,942,973	2,187,041,094
U.S. Treasury Bills	5,374,920	-
Corporate Bonds	80,549,922	76,031,761
Currency Forward Contracts	-	157,726
	$ 4,612,105,293	$ 5,618,850,521

The following tables set forth, by level within the fair value hierarchy (Note 2), financial instruments owned and financial instruments sold, but not yet purchased, at fair value as of December 31, 2009. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets At Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Stocks	$ 2,016,237,478	$ -	$ -	$ 2,016,237,478
Options	2,509,942,973			2,509,942,973
U.S. Treasury Bills	5,374,920			5,374,920
Corporate Bonds	54,157,126	26,392,796		80,549,922
	$ 4,585,712,497	$ 26,392,796	$ -	$ 4,612,105,293

	Financial Liabilities At Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Stocks	$ 3,355,619,940	$ -	$ -	$ 3,355,619,940
Options	2,187,041,094			2,187,041,094
Corporate Bonds	41,010,229	35,021,532		76,031,761
Currency Forward Contracts	-	157,726		157,726
	$ 5,583,671,263	$ 35,179,258	$ -	$ 5,618,850,521

5. Collateral

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or

repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions. At December 31, 2009, the fair value of securities received as collateral under securities lending transactions where the Company is permitted to sell or repledge the securities was approximately $4.0 billion, substantially all of which has been repledged or resold.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2009, securities purchased under agreements to resell in the amount of $101,750,000 were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2009 were comprised of stocks in the amount of $1,802,780,597.

6. Property and Equipment, net

Property and equipment, which are included in other assets in the statement of financial condition, are comprised of leasehold improvements, computer hardware, office furniture and equipment. At December 31, 2009 property and equipment consisted of:

Leasehold improvements	$ 7,891,935
Computer equipment	2,378,776
Furniture and office equipment	1,529,202
Computer software	95,781
	11,895,694
Less: accumulated depreciation	(3,676,718)
Property and equipment, net	$ 8,218,976

7. Short-Term Borrowings

Short-term borrowings of $1,870,906 consist of collateralized borrowing facilities with U.S. banks that bear interest at fluctuating overnight rates based on interbank funds rates. Short-term borrowings are repaid the next business day and, accordingly, their carrying value at December 31, 2009 approximated their fair value.

8. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, the Company had an unsecured subordinated loan of $150,000,000 with IBG LLC that matures on June 30, 2012, the recorded amount approximating the loan's fair value. This loan bears interest at a rate of 8.59% at December 31, 2009.

9. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, the Company cannot estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the financial condition of the Company. The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies* (formerly SFAS No. 5). As of December 31, 2009, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

Year		
2010	$	1,841,802
2011		1,878,681
2012		1,897,141
2013		1,924,640
2014		592,179
Thereafter		2,045,336
	$	10,179,779

Guarantees - The Company provides guarantees to securities clearing houses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees* (formerly FIN No. 45). Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be

required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments - Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

10. Related Party Transactions

The Operating Companies are comprised of the following companies: Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC and subsidiaries ("IB LLC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. IB LLC, IBUK, IBC, IBSJ and IBI are registered broker-dealers in the US, Great Britain, Canada, Japan and India, respectively, and engage in execution and clearing securities services for customers and affiliates. IBEST, IBH and IBRUS provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by operating company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2009:

Securities borrowed - stock and bond borrows	$	324,907,015
Other receivables:		
Brokers, dealers and clearing organizations:		
Unsettled foreign currency spot long	$	762,469,164
Dividends receivable		1,644,190
Clearing deposit		900,000
Interest	$	2,198,568

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2009:

Trading Liabilities - sold, but not yet purchased, at fair value:		
Currency forward contracts	$	157,726
Securities loaned, collateralized by cash	$	1,391,351,034
Other payables:		
Brokers, dealers and clearing organizations:		
Foreign currency settlements payable	$	544,457,338
Unsettled foreign currency spot short		219,720,362
Brokerage transactions payable		1,696
Dividends payable		205,971
Interest	$	4,527,057
Subordinated loan payable (Note 8)	$	150,000,000

The loan payable is due on demand, thus the recorded value approximates the loan's fair value.

11. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2009, segregated funds exceeded such requirements by $254,480. At December 31, 2009, cash in the amount of $376,900,555, including cash in bank of $1,287,197 and cash balances held at clearing houses of $375,613,358 (included in receivable from brokers, dealers and clearing organizations in the accompanying statement of financial condition), was segregated.

12. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based Operating Companies who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. These plans provide for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

Between 1998 and 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed.

As of December 31, 2009, payables to employees of the Company for ROI Dollar Units were $6,914,750, of which $3,416,495 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). All ROI Dollar Units held by employees of the Company that were outstanding as of December 31, 2006 were so invested, and 673,382 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

Estimated future compensation costs for unvested awards at December 31, 2009 were $6.5 million.

Shares granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which

case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end next following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2009, no shares have been distributed under these post-employment provisions.

The following is a summary of Stock Plan share activity for the period from January 1, 2009 through December 31, 2009:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Plan Shares
Balance, January 1, 2009	801,565	471,410
Granted	502,822	-
Forfeited by employees	(1,065)	(3,642)
Distributed to employees	(107,429)	(92,338)
Balance, December 31, 2009	1,195,893	375,430

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of IBG, Inc. Class A common stock ("Common Stock") may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Stock Incentive Plan provides that awards of Common Stock will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year to specific employees as part of an overall plan of equity compensation.

Company employees have been granted the following awards of Common Stock under the Stock Incentive Plan:

	Shares	Fair Value at Date of Grant
December 31, 2009	502,822	$ 8,787,751

These share grants were issued by IBG, Inc. to IBG LLC as at the respective dates to be held as Treasury Stock, and will be distributed to the employees in accordance with the following schedule:

- 10% on the date of the IPO or on the anniversary of the IPO; and
- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan are accrued for ratably during each year. Estimated future compensation costs for unvested awards at December 31, 2009 were $12.6 million.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2009, the Company had net capital of $1,108,813,968, which was $1,071,179,875 in excess of required net capital of $37,634,093.

14. Subsequent Events

As required by ASC 855-10-50 (formerly paragraph 12 of SFAS No. 165), the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2010, the date the statement of financial condition was issued.

On January 19, 2010, the Company's Managing Member approved and paid a cash dividend to the members of the Company totaling $38,133,813. No other recordable or disclosable events occurred through February 26, 2010.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of

the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP